Exhibit 23.5
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Devon Energy Corporation:
We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the registration statement on Form S-3 No. 333-156025 of Devon Energy Corporation of our report dated February 23, 2011, with respect to the consolidated balance sheets of Devon Energy Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Devon Energy Corporation and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP

Oklahoma City, Oklahoma
June 30, 2011